1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 29, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Yanzhou Coal Mining Co., Ltd.

BALANCE SHEET

AT SEPTEMBER 30, 2007

Unit: RMB Yuan

	The Group		The Company
	At September 30, 2007	At December 31, 2006	At September 30, 2007	At December 31, 2006

	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)
ASSETS
CURRENT ASSETS:
Bank balances and cash	6,749,747,101	6,028,060,759	6,476,180,035	5,615,399,136
Notes receivable	2,076,335,284	2,061,620,338	2,074,185,284	2,061,620,338
Accounts receivable	101,278,187	214,170,457	61,520,237	181,851,451
Prepayments	143,953,665	115,894,464	121,346,809	105,414,667
Interest receivable		—	65,378,210	31,457,046
Dividends receivable		—		298,582
Other receivables	317,016,887	192,373,095	923,195,843	563,655,156
Inventories	677,717,357	579,560,747	575,972,909	417,815,789
Entrust loan	640,000,000	640,000,000	808,993,000	923,278,300
Other current assets	221,618,076	240,199,375	221,618,076	239,949,381

TOTAL CURRENT ASSETS	10,927,666,557	10,071,879,235	11,328,390,403	10,140,739,846

NON CURRENT ASSETS:
Available-for-sale financial assets	286,638,876	53,900,039	286,638,876	53,900,039
Entrust loan		—	1,506,979,000	1,132,504,700
Long-term equity investments	22,743,312	42,242,003	2,798,895,967	1,927,428,458
Fixed assets and accumulated depreciation	8,198,543,937	8,795,190,480	6,814,971,288	7,522,530,384
Fixed assets under construction	3,122,837,304	2,197,521,485	327,977,709	111,624,099
Materials held for construction of fixed assets	664,571,319	525,897,325	5,410,316	21,829,853
Intangible assets	718,825,233	721,759,540	652,653,367	659,503,957
Goodwill	12,319,645	7,813,059		—
Long-term deferred expenses	22,789,708	121,344,906	117,925,900	—
Other non current assets	117,925,900	97,425,900		97,425,900

TOTAL NON CURRENT ASSETS	13,167,195,234	12,563,094,737	12,511,452,423	11,526,747,390

TOTAL ASSETS	24,094,861,791	22,634,973,972	23,839,842,826	21,667,487,236

Yanzhou Coal Mining Co., Ltd.

BALANCE SHEET

AT SEPTEMBER 30, 2007

Unit: RMB Yuan

	The Group		The Company
	At September 30, 2007	At December 31, 2006	At September 30, 2007	At December 31, 2006
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable	106,677,428	168,945,054	106,677,428	137,843,036
Accounts payable	572,644,429	662,673,015	439,935,703	537,682,591
Advances from customers	1,009,141,411	732,812,102	984,997,922	722,618,722
Salaries and wages payable	279,596,146	210,216,780	237,641,732	211,571,061
Taxes payable	124,490,581	356,052,352	123,505,939	353,593,958
Dividends payable		—		—
Other payables	1,715,565,161	1,760,353,295	1,832,801,643	1,394,339,284
Other current liabilities	148,508,976	—	148,508,976	—
Long-term payable due within one year	309,068,914	93,455,596	232,757,146	35,593,610

TOTAL CURRENT LIABILITIES	4,265,693,046	3,984,508,194	4,106,826,489	3,393,242,262

NON CURRENT LIABILITIES
Bank borrowings	319,000,000	330,000,000		—
Long-term payable	610,873,615	487,116,135	610,873,615	487,116,135
Deferred tax liabilities	61,690,374	11,207,245	61,690,374	11,207,245

TOTAL NON CURRENT LIABILITIES	991,563,989	828,323,380	672,563,989	498,323,380

TOTAL LIABILITIES	5,257,257,035	4,812,831,574	4,779,390,478	3,891,565,642

SHAREHOLDERS' EQUITY:
Share capital	4,918,400,000	4,918,400,000	4,918,400,000	4,918,400,000
Capital reserves	4,923,729,695	4,757,053,340	4,919,370,358	4,757,053,340
Surplus reserves	1,709,766,063	1,709,766,066	1,709,449,482	1,709,449,482
Unappropriated profits	7,223,283,575	6,381,830,403	7,513,232,508	6,391,018,772
Translation reserve	(11,651,137)	(10,395,923)	—	—

Equity attributable to shareholders of the Company	18,763,528,196	17,756,653,886	19,060,452,348	17,775,921,594

Minority interest	74,076,560	65,488,512	—	—

TOTAL SHAREHOLDERS' EQUITY	18,837,604,756	17,822,142,398	19,060,452,348	17,775,921,594

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	24,094,861,791	22,634,973,972	23,839,842,826	21,667,487,236

Yanzhou Coal Mining Co., Ltd.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Unit: RMB Yuan

	Item	1 QUARTER ENDED SEPTEMBER 30				3 QUARTERS ENDED SEPTEMBER 30				9 MONTHS ENDED September 30
		The Group		The Company		The Group		The Company		The Group		The Company
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
		(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)	(Unaudited)	(Unaudited and restated)
1.	Operating income	4,135,675,356	3,281,009,817	3,878,626,500	3,278,372,389	11,913,885,610	10,312,713,675	11,041,285,071	10,305,208,282	7,778,210,254	7,031,703,858	7,162,658,571	7,026,835,893
	Less: Operating cost	2,198,386,130	1,851,344,051	1,959,677,016	1,848,546,498	6,448,233,428	5,296,085,446	5,799,682,261	5,294,812,761	4,249,847,298	3,444,741,395	3,840,005,245	3,446,266,263
	Operating taxes and surcharges	71,514,593	70,739,947	70,768,084	73,712,624	213,431,242	208,860,307	209,886,129	211,832,984	141,916,649	138,120,360	139,118,045	138,120,360
	Selling expense	135,249,593	215,446,182	89,826,171	216,279,330	537,012,456	735,293,875	398,001,705	738,005,553	401,762,863	519,847,693	308,175,534	521,726,223
	General and administrative expense	639,243,740	456,727,655	551,115,531	457,533,084	1,780,607,925	1,365,800,239	1,340,194,584	1,353,544,592	1,141,364,185	909,072,584	789,079,053	896,011,508
	Financial expense	(46,363,411)	2,437,864	6,051,193	7,607,415	(116,720,594)	(20,150,237)	27,040,528	(8,933,145)	(70,357,183)	(22,588,101)	20,989,335	(16,540,560)
	Impairment loss of assets	—	—	—	—		—		—	—	—	—	—
	Add: Investment income	7,143,648	6,032,188	30,548,251	16,076,793	7,143,648	5,474,112	76,332,851	16,323,564	—	(558,076)	45,784,600	246,771

2.	Operating profit	1,144,788,359	690,346,306	1,231,736,756	690,770,231	3,058,464,801	2,732,298,157	3,342,812,715	2,732,269,101	1,913,676,442	2,041,951,851	2,111,075,959	2,041,498,870
	Add: Non-operating income	4,397,473	1,542,249	4,160,473	1,542,249	9,287,804	6,167,282	8,927,181	6,164,782	4,890,331	4,625,033	4,766,708	4,622,533
	Less: Non-operating expense	1,268,525	1,309,907	225,661	1,301,907	33,059,364	3,894,571	31,191,406	3,886,571	31,790,839	2,584,664	30,965,745	2,584,664

3.	Total profit	1,147,917,307	690,578,648	1,235,671,568	691,010,573	3,034,693,241	2,734,570,868	3,320,548,490	2,734,547,312	1,886,775,934	2,043,992,220	2,084,876,922	2,043,536,739
	Less: Income tax	433,080,672	241,643,472	433,080,673	241,564,693	1,215,184,326	926,704,379	1,214,654,754	926,411,424	782,103,654	685,060,907	781,574,081	684,846,731

4.	Net profit	714,836,635	448,935,176	802,590,895	449,445,880	1,819,508,915	1,807,866,489	2,105,893,736	1,808,135,888	1,104,672,280	1,358,931,313	1,303,302,841	1,358,690,008

	Including: Attribute to shareholders of the Company	716,214,673	448,188,129	802,590,895	449,445,880	1,825,133,172	1,806,878,137	2,105,893,736	1,808,135,888	1,108,918,499	1,358,690,008	1,303,302,841	1,358,690,008
	Minority interest	(1,378,038)	747,047			(5,624,257)	988,352			(4,246,219)	241,305	—	—

Yanzhou Coal Mining Co., Ltd.

CASH FLOW STATEMENT

FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Unit: RMB Yuan

Item	1 QUARTER ENDED SEPTEMBER 30, 2007		9 MONTHS ENDED SEPTEMBER 30, 2007		1 QUARTER ENDED SEPTEMBER 30, 2006		9 MONTHS ENDED SEPTEMBER 30, 2006
	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited and restated)	(Unaudited and restated)	(Unaudited and restated)	(Unaudited and restated)
1. CASH FLOW FROM OPERATING ACTIVITIES
Cash received from sales of goods or rendering of services	4,118,190,564	3,846,701,276	13,615,592,538	12,743,481,242	3,748,822,511	3,754,877,109	10,780,485,329	10,786,074,405
Taxes refunded	—	—			—	—
Other cash received relating to operating activities	40,028,209	77,812,467	114,030,578	405,072,830	134,219,651	118,823,969	276,399,363	259,224,072

Sub-total of cash inflows	4,158,218,773	3,924,513,743	13,729,623,116	13,148,554,072	3,883,042,162	3,873,701,078	11,056,884,692	11,045,298,477

Cash paid for goods and services	1,372,605,077	1,204,719,328	4,086,933,981.00	3,605,686,367	1,172,426,959	1,191,432,905	3,713,398,900	3,733,012,054
Cash paid to and on behalf of employees	497,557,980	311,670,426	1,698,977,709.00	1,320,756,760	260,928,069	114,218,782	1,328,665,712	1,147,492,614
Taxes and surcharges paid	909,542,793	929,731,308	2,903,294,363.00	2,897,745,927	1,039,192,378	1,022,781,585	2,627,677,159	2,608,022,438
Other cash paid relating to operating activities	801,693,827	921,438,967	2,428,019,476.00	2,542,933,688	775,350,626	995,698,803	2,361,614,986	2,726,281,056

Sub-total of cash outflows	3,581,399,677	3,367,560,029	11,117,225,529	10,367,122,742	3,247,898,032	3,324,132,075	10,031,356,757	10,214,808,162

NET CASH FLOW FROM OPERATING ACTIVITIES	576,819,096	556,953,714	2,612,397,587	2,781,431,330	635,144,130	549,569,003	1,025,527,935	830,490,315

2. CASH FLOW FROM INVESTING ACTIVITIES
Cash received from return on investments	—	—	—	213,000,000	—	—	—	—
Net cash received from investment income	7,143,648	19,403,955	7,143,648.00	42,710,269	6,311,230	7,568,975	6,311,230	7,568,975
Net cash received from disposal of fixed assets and other long-term assets	7,516,086	5,214,858	12,905,191.00	9,255,625	12,675,205	1,870,554	17,057,701	6,248,017
decrease in restricted cash			51,842,528	2,865,013	—	—	—	—

Sub-total of cash inflows	14,659,734	24,618,813	71,891,367	267,830,907	18,986,435	9,439,529	23,368,931	13,816,992

Cash paid to acquire fixed assets and other long-term assets	555,259,156	125,706,108	1,436,255,360.00	330,078,248	902,567,034	188,540,675	1,988,148,904	400,426,865
Cash paid to acquire investments	—	300,000,000	14,966,200.00	1,390,966,200	—	289,344,000	—	610,944,000
Increase in restricted cash	4,410,341	2,342,347		—	15,781,082	—	28,867,747	—

Sub-total of cash outflows	559,669,497	428,048,455	1,451,221,560	1,721,044,448	918,348,116	477,884,675	2,017,016,651	1,011,370,865

NET CASH FLOW FROM INVESTING ACTIVITIES	(545,009,763)	(403,429,642)	(1,379,330,193)	(1,453,213,541)	(899,361,681)	(468,445,146)	(1,993,647,720)	(997,553,873)

3. CASH FLOW FROM FINANCING ACTIVITIES
Cash received from equity investment	—	—	24,000,000	—	—	—	—	—

Sub-total of cash inflows	—	—	24,000,000	—	—	—	—	—

Repayments of borrowings	—	—			200,000,000	200,000,000	200,000,000	200,000,000
Cash paid for interest expenses	6,258,436	891,877	19,858,524	891,877	1,938,551	13,049,561	8,398,000	19,237,561
Dividends paid	463,680,000	463,680,000	463,680,000	463,680,000	510,046,195	510,048,000	510,046,195	510,048,000
Dividends paid to minority shareholder of a subsidiary	—	—		—	271,449	—	271,449	—

Sub-total of cash outflows	469,938,436	464,571,877	483,538,524	464,571,877	712,256,195	723,097,561	718,715,644	729,285,561

NET CASH FLOW FROM FINANCING ACTIVITIES	(469,938,436)	(464,571,877)	(459,538,524)	(464,571,877)	(712,256,195)	(723,097,561)	(718,715,644)	(729,285,561)

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	—	—			—	—		—

5. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(438,129,103)	(311,047,805)	773,528,870	863,645,912	(976,473,746)	(641,973,704)	(1,686,835,429)	(896,349,119)

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310